UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 15, 2015

HEARTLAND PAYMENT SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32594	22-3755714
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

90 Nassau Street, Princeton, New Jersey		08542
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (609) 683-3831

N/A

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On December 15, 2015, Heartland Payment Systems, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Payments Inc., a Georgia corporation (“Global”), Data Merger Sub One, Inc., a Delaware corporation and wholly owned subsidiary of Global (“Merger Sub One”) and Data Merger Sub Two, LLC, a Delaware limited liability company and wholly owned subsidiary of Global (“Merger Sub Two”, and together with Merger Sub One, the “Merger Subs”).

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Global will acquire the Company by way of two mergers (the “Mergers”). First, Merger Sub One will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Global. Second, the Company will merge with and into Merger Sub Two immediately following the initial merger, with Merger Sub Two surviving the second merger as a wholly owned subsidiary of Global.

As a result of the Mergers, subject to the terms and conditions of the Merger Agreement, each outstanding share of the Company’s common stock, other than shares owned by (i) Global, the Merger Subs or the Company (which will be cancelled), (ii) stockholders who have properly exercised and perfected appraisal rights under Delaware law, or (iii) any direct or indirect wholly owned subsidiary of the Company (which will remain outstanding), will be converted into the right to receive (subject to adjustment as set forth in the next sentence) $53.28 in cash (the “Cash Consideration”), without interest, and 0.6687 shares of common stock of Global (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”). Under the terms of the Merger Agreement, in the event that the number of shares of common stock of Global issuable as a result of the Mergers would exceed 19.9% of the issued and outstanding shares of common stock of Global immediately prior to the closing of the Mergers, the Stock Consideration will be reduced so that no more than 19.9% of the outstanding shares of common stock of Global become issuable in the Mergers and the Cash Consideration will be increased by a corresponding amount, so that the value of the per share Merger Consideration will remain the same.

Subject to the terms and conditions of the Merger Agreement, as a result of the Mergers (i) each outstanding option to purchase Company common stock (other than any option with an exercise price equal to or greater than the value of the Merger Consideration, which will be canceled for no consideration) will be cancelled and be converted into the right to receive the Merger Consideration with respect to the net number of shares of Company common stock underlying such option (after taking into account the exercise price of such option), and (ii) each outstanding restricted stock unit of the Company (including each outstanding performance share unit) will vest and be converted into the right to receive the Merger Consideration for each share of Company common stock underlying such restricted stock unit.

Consummation of the Mergers is subject to customary conditions, including without limitation, (i) approval by the holders of at least a majority of the outstanding shares of the Company’s common stock, (ii) the absence of any law or order of any governmental entity which prohibits the consummation of the transactions contemplated by the Merger Agreement, (iii) the expiration or termination of the waiting period applicable to the consummation of the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the effectiveness under the Securities Act of 1933 (as amended) of the Registration Statement on Form S-4 to be filed by Global, and (v) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the parties and compliance by the parties with their respective obligations under the Merger Agreement.

Each of the Company and Global has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants, including, without limitation, (i) covenants providing for the parties to use reasonable best efforts to cause the closing of the Mergers to be consummated, and (ii) the Company’s agreement to not solicit proposals relating to alternative transactions to the Mergers or engage in discussions or negotiations with respect thereto, subject to certain exceptions. Additionally, the parties have agreed to select two Company nominees for appointment to Global’s board of directors.

The Merger Agreement contains certain termination rights for Global and the Company , including a mutual termination right in the event the Mergers are not consummated by June 15, 2016 (subject to extension under certain circumstances). Upon termination of the Merger Agreement under specified circumstances described in the Merger Agreement, including (i) if Global terminates the Merger Agreement following a change of recommendation of the Company’s board of directors, (ii) if the Company terminates the Merger Agreement to enter into a definitive agreement with a third party with respect to a superior acquisition proposal, or (iii) if the Merger

Agreement is terminated under certain circumstances and the Company subsequently enters into , or consummates, an alternative acquisition proposal within 12 months, the Company will be required to pay Global a termination fee of $153,000,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1, and which is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any financial or other information about the Company, Global or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to important qualifications and limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Global or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company and Global.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving the Company’s and Global Payments’ expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in the Company’s and Global Payments’ reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by National Penn shareholders; delay in closing the merger; difficulties and delays in integrating the Company’s business or fully realizing cost savings and other benefits; business disruption following the merger; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information About the Transaction

In connection with the proposed merger, Global Payments Inc. (“Global Payments”) intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Global Payments common stock to be issued in the merger, Heartland Payment Systems, Inc. (“Heartland Payment Systems”) intends to file a proxy statement/prospectus in connection with the merger, and Global Payments and Heartland Payment Systems intend to file other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN

CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GLOBAL PAYMENTS, HEARTLAND PAYMENT SYSTEMS AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to the stockholders of Heartland Payment Systems. Investors will also be able to obtain copies of the registration statement and the proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Global Payments will be available free of charge by contacting Jane M. Elliott, Investor Relations, Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328, by telephone at (770) 829-8234 or by going to Global Payments’ Investor Relations page on its corporate web site at www.globalpaymentsinc.com. Documents filed with the SEC by Heartland Payment Systems will be available free of charge by contacting Joseph Hassett, Investor Relations, Heartland Payment Systems Inc., 90 Nassau Street, Second Floor, Princeton, NJ 08542, by telephone at (609) 683-3831 or by going to Heartland Payment Systems’ Investor Relations page on its corporate web site at www.heartlandpaymentsystems.com. The content of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

No Offer or Solicitation

This document is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Participants in the Solicitation

Global Payments, Heartland Payment Systems and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Heartland Payment Systems in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland Payment Systems security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information about the directors and executive officers of Global Payments is included in the proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on September 25, 2015. Information about the directors and executive officers of Heartland Payment Systems is included in the proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are being filed herewith:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 15, by and among Heartland Payment Systems, Inc., Global Payments Inc., Data Merger Sub One, Inc., and Data Merger Sub Two, LLC.*

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HEARTLAND PAYMENT SYSTEMS, INC.

Date: December 17, 2015	By:	/s/ Charles H. N. Kallenbach
	Name:	Charles H. N. Kallenbach
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 15, by and among Heartland Payment Systems, Inc., Global Payments Inc., Data Merger Sub One, Inc., and Data Merger Sub Two, LLC.*

*	The registrant has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish a copy of any omitted schedule or similar attachment to the United States Securities and Exchange Commission upon request.

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